[LETTERHEAD OF WESTCON GROUP, INC.]

March 18, 2005

VIA EDGAR AND FACSIMILE

Re:	Westcon Group, Inc.
Registration Statement on Form S-1
File No. 333-113235

Ms. Barbara Jacobs
Mr. Robert D. Bell
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Jacobs and Mr. Bell:

          Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Westcon Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement, as amended and all exhibits thereto (the “Registration Statement”).

          Please be advised that the Commission has not declared the Registration Statement effective, a preliminary prospectus has not been circulated and no securities have been sold pursuant to the Registration Statement or in connection with the offering contemplated by the Registration Statement.

          The Company respectfully requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

          Please do not hesitate to contact Jeffrey Small of Davis Polk & Wardwell at (212) 450-4500 or me at (914) 829-7000 should you have any questions with respect to this request.

Very truly yours,

/s/ John P. O’Malley III

Name:	John P. O’Malley III
Title:	Vice President, Finance and Chief
Financial Officer

cc:	Jeffrey Small
Davis Polk & Wardwell